Aptose Biosciences, Inc.

66 Wellington Street West, Suite 5300

TD Bank Tower Box 48

Toronto, Ontario, Canada

November 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re: Aptose Biosciences Inc. – Registration Statement on Form S-1 (File No. 333-281201)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-281201), as amended (the “Registration Statement”), of Aptose Biosciences Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on November 20, 2024, or as soon thereafter as is reasonably practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Dan Miller at (604) 630-5199.

Very truly yours,

Aptose Biosciences Inc.

By:	/s/ William G. Rice
Name:	William G. Rice
Title:	Chief Executive Officer